UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of September 2003

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)  Form

20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)  Yes ☐  No ☒

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Grant of Stock Options

We hereby inform you that the board of directors of KT Corporation (NYSE symbol: KTC) resolved to grant stock options to outside directors. Details are as follows:

1.	Grantees and number of granted shares

Name	Position	Number of Options
Sung Deuk Park	Outside director	5,200
Chu Hwan Yim	Outside director	5,200
Kook Hyun Moon	Outside director	5,200
Stuart B. Solomon	Outside director	5,200
Hyun Joon Chang	Outside director	5,200
Jong Sang Kim	Outside director	5,200
Do Hwan Kim	Outside director	5,200

2.	Date of grant: September 16, 2003.

3.	Method of grant: to be determined among:

•	issuance of new shares at the exercise price;

•	distribution of treasury shares at the exercise price; and

•	cash payment for the difference between the exercise price and the market price.

4.	Exercise price: Won 57,000.

5.	Exercise period: From September 17, 2005 to September 16, 2010.

6.	Date of board resolution: September 16, 2003.

7.	Other terms:

•	Exercise price and number of granted shares will be adjusted upon occurrence of certain events, including rights offerings, bonus issues, stock dividends, share splits and consolidation by a resolution of the board of directors.

•	In the event the grantee retires within one year from the date of the grant, the number of granted options will be reduced to 3,000 shares.

•	Matters which are not specified by the board of directors’ resolution will be controlled by applicable laws, KT Corporation’s articles of incorporation and agreements between KT Corporation and the grantees.

Notice of Investor Relations (Conference Call)

We hereby inform you that KT Corporation (the “Company” andNYSE symbol: KTC) held an investor relations conference call. Details are as follows:

1.	Date of conference call: September 16, 2003 17:00 to 18:00 (Seoul Time).

2.	Key topic: policies to be taken by the Company to enhance the shareholders’ value.

3.	Target participants: analysts and fund manager.

4.	Details of policy:

•	The Company will repurchase and cancel its shares within this year. The total amount of repurchase will be approximately Won 300 billion.

•	Dividend per share to be paid out in fiscal year 2004 will increase by 100% or more compared to dividend per share paid out in fiscal year 2003.

5.	Details on the Company’s timing of share repurchase and amount of dividends will be announced through a resolution by the board of directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 16, 2003

KT Corporation

By:	/s/ Wha - Joon Cho
Name: Title:	Wha - Joon Cho Managing Director